INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

September 14, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Vivaldi Merger Arbitrage Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 22, 2015, on the Registrants registration statement filed on Form N-1A with respect to the Vivaldi Merger Arbitrage Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 40 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses table
1.	Submit the completed fees and expenses table as a correspondence filing via EDGAR prior to the registration statement’s effective date.

Response:  The Registrant submitted the requested correspondence on September 9, 2015.

2.	Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until October 1, 2016.”

Example
3.	Instruction 4(f) to Item 3 of Form N-1A, provides that the 2nd table should only be included if a sales charge (load) or other fee is charged upon redemptions. Accordingly, there should not be a 2nd table for Class A or Class I shares.

Response:  The Registrant has removed the 2nd table under the Example.

Principal Investment Strategies
4.	The first two sentences of the first paragraph appear to repeat the same information. Consider consolidating the two sentences.

Response:  The Registrant has combined the two sentences as follows:

“Under normal market conditions, the Fund primarily invests in equity securities (publicly-traded common stock and preferred stock) of companies that are involved in a significant corporate event, such as a merger or acquisition.”

5.	Since the Fund may engage in short selling, confirm that “dividend and interest expenses on short sales” is included in the Fees and Expenses Table on page 1 of the Prospectus.

Response:  The Registrant estimated that the “dividend and interest expenses on short sales” to be 0.57%.  Accordingly, the Fees and Expenses Table has been updated to reflect these estimates.

6.	The third paragraph appears to provide information regarding risk rather than the investment strategy. This disclosure should be moved under the Principal Risks of Investing.

Response:  The Registrant has moved the third paragraph to the Principal Risks of Investing.

7.	The fourth paragraph states that the Fund may invest in “other types of securities such as debt securities”. Disclose the maturity and credit quality ranges the Fund will invest. In addition, add risk disclosure related to debt securities under Principal Risks of Investing.

Response:  The Registrant has added the following disclosure to the Principal Investment Strategy and added risk disclosure related to debt securities under Principal Risks of Investing.

“The debt securities in which the Fund invests may be of any maturity and credit quality including high yield securities, commonly referred to as “junk bonds”, that are rated below investment grade by at least one of Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s, a division of McGraw Hill Companies Inc. (“S&P”) or Fitch Ratings Ltd. (“Fitch”) (or if unrated, are determined by the advisor to be of comparable credit quality).”

Performance
8.	Confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements. The requirements are as follows: (1) confirm that the predecessor fund was created for a purpose other than to establish a performance record, such as when and why it was created; (2) confirm whether there were other substantially similar accounts or funds managed by the advisor, if there were, explain why those accounts or funds were not selected for conversion into the new fund and why the predecessor fund was; (3) confirm what section of the 1940 Act the predecessor fund relied upon to be exempt from registration; (4) confirm whether the predecessor fund will transfer substantially all of its securities to the new fund; and (5) confirm whether the advisor believes that the predecessor fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986.

Response:

(1)  The Registrant obtained confirmation from Vivaldi Asset Management, LLC (“Vivaldi”), the Fund’s advisor, that the predecessor fund was established on April 1, 2000 by the predecessor fund’s portfolio manager, in order to market the merger arbitrage strategy to individual and institutional investors and there have been a number of marketing meetings and attempts to raise assets in the vehicle.  Hence, the Registrant confirms that the predecessor fund was not created for the purpose of creating a performance record. (2) The Registrant has obtained confirmation from Vivaldi that it currently does not manage other accounts with the “merger arbitrage” strategy. (3) Prior to the conversion into the Fund, the predecessor fund relied on the exemption under Section 3(c)(7) to avoid registration as an investment company under the 1940 Act, which required that each investor must be a “qualified purchaser.” (4) The Registrant confirms that the predecessor fund will transfer all or substantially all of its securities to the Fund.  (5)  The Registrant obtained confirmation from Vivaldi that it believes the predecessor account could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code.

9.	The SAI should include at least two years of audited financial statements of the predecessor fund and such financial statements should comply with Regulation S-X, including full schedule of investments and financial highlights.

Response:  The Registrant has included two years of audited financial statements for the Predecessor Fund to the SAI.

10.	The Average Annual Total Returns for the Period Ended December 31, 2014 Table (the “Total Return Table”) should include returns for both Class A and Class I Shares. For the Class A shares, confirm that the returns reflect the maximum sales load.

Response: The Average Annual Total Returns Table has been updated to reflect returns for both Class A and Class I Shares.  The Registrant confirms that the maximum sales load for the Class A shares are reflected in the returns.

11.	The Average Annual Total Returns Table shows the 3-month LIBOR Barclays Corporate Credit Index as the benchmark. Explain why this benchmark is an appropriate benchmark for this strategy.

Response:  The benchmark index provided in the Average Annual Total Returns Table has been updated to reflect the Barclays Capital US Aggregate Bond Index.  The Advisor believes that the Barclays Capital US Aggregate Bond Index is an appropriate index because although the Fund invests primarily in equity securities, its investment in companies are undergoing a merger or acquisition and have both risk and return characteristics that are different from the risks of investing in the general stock market.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
12.	Apply all applicable comments from the summary section to Item 9 of Form N-1A.

Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

13.	In the 4th paragraph, revise the term “actively trade the spread” in plain English and clarify what is meant by “taking positions ahead of milestone filings”. Explain what type of milestone filings.

Response:  The Registrant has revised the sentence as follows:

“During a mergers or acquisitions period, the Advisor may engage in frequent trading of a target company and the company acquiring the target company (both long and short transactions) and may take positions ahead of milestone filings, such as regulatory or proxy filings.”

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Strategies, Policies and Risks
14.	In reference to the disclosure under Small- and Mid-Cap Stocks on Page B-3, add a reference to Micro-Cap Stocks.

Response:  The Registrant has added a reference to Micro-Cap Stocks in the SAI.

15.	In reference to the disclosure in the 2nd paragraph under Swap Agreements on Page B-14, it appears to be disclosure relating to options and not swap agreements. Confirm the disclosure is correct or revise as necessary.

Response:  The Registrant has removed the disclosure relating to options from the section for swap agreements.

16.	In reference to the disclosure under Credit Default Swaps on page B-15, add disclosure stating that as a buyer of protection on credit default swaps, the Fund will segregate assets equal to the amount of any premium payment obligations including any payments for early terminations.

Response:   The Registrant has added the following disclosure:

“When the Fund buys credit default swaps it will segregate an amount at least equal to the amount of any accrued premium payment obligations including amounts for early terminations.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II
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